June 16, 2010

Steven B. Solomon
Chief Executive Officer
CDSS Wind Down Inc.
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

> **Re: CDSS Wind Down Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 15, 2010**
> **File No. 000-33491**

Dear Mr. Solomon:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

David L. Orlic
Attorney Advisor

cc: Via facsimile (214) 889-9706
David A. Wood
Shackelford, Melton & McKinley, LLP